Offering Statement for Dome Audio Inc. ("Dome Audio")

Dome Audio Inc. ("Dome Audio," the "Company," "we," or "us"), a Delaware C Corporation, is offering 390,625 shares of Common Stock maximum to investors.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250. The Company must reach its Target Offering Amount of $10,000 by November 19th, 2021 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis, or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither PicMii nor any of its officers, directors, agents, or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT

PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at domeaudioinc.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

   Dome Audio Inc.

   47 US Highway 46

   Hackettstown, NJ 07840

Eligibility

2. The following are true for Dome Audio Inc.:

   1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation

Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer Format).

5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:



Benjamin White, Founder, CEO, CTO – 2017-Present

Ben is the founder of Dome Audio Inc., and Dome is the only company he has worked for in the past 3 years. He has over 20 years' experience in the music industry as a producer, writer, musician, engineer, and serial entrepreneur. Ben holds a bachelor's degree in Metaphysical Science and is responsible for providing the company's leadership and intellectual property. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90s. In 2002, he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. By 2004, the Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist, and in that same year, he placed as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise.

3-Year Work History: Dome Audio – 2017-Present



Timothy Wright, Co-Founder, CSO – 2018-Present

Tim Wright epitomizes the phrase, "More Than An Athlete". During his career at Rutgers University as a student-athlete, he maintained high honors with a niche focus in sociology. After graduating, he went on to the NFL, earning record-breaking success to become statistically one of the league's top tight ends. The following year, he was an instrumental piece that helped the New England Patriots win a Super Bowl, catching 6 touchdowns from legendary Tom Brady during that season. Understanding the platform, he achieved becoming a Champion and the knowledge he acquired about the business of professional sports, he felt this was an opportunity to develop business ventures for his life after the game. Wright is a visionary and strategic thinker who is in touch with the world's social shifts and trends and how they relate to a product/company such as Dome Audio. His background and experience give him the instinctive ability to suggest strategies that will maximize its impact on Dome's consumer base.

3-year work history: Dome Audio Inc., Chief Strategy Officer, March 2018 to Present. NFL (National Football League), Super Bowl Winning Tight End, 2012 to 2018



Christopher Chambers, CFO

Chris is a graduate of the U.S. Military Academy at West Point (BS, Engineering) and the Wharton School of Business (MBA, dual degrees in Finance & Multinational Management). Mr. Chambers founded a growing simulation company, Serious Simulations, which has paved new technological ground in the fields of Virtual and Augmented Reality for training. He also was a key leader at Laser Shot, Inc. (a military Simulation company), where he served in various positions, including President, Chief Development Officer (CDO), and Vice President for Corporate Strategy and Business Development. The company experienced a tripling of annual revenue (to $27 M), with an additional contract backlog with $21M profit. Throughout his experiences in high growth companies, Mr. Chambers chose to retain direct responsibility for all Business Development activities. He booked many strategic contracts and subcontracts worth dozens of millions of dollars including two DOD Programs-of-Record worth over $54 Million.

3-Year Work History: Dome Audio Inc., Chief Financial Officer, June 2018 to present. Serious Simulation, Founder, Oct 2015 to present



Kirby King, Sr. VP Operations

Kirby is a Senior Executive and Corporate Leader with a record of Strategic Vision, Creativity and demonstrated Achievement in Organizational Leadership. Driven by the mantra of Mission Success, He will share this ethos with others by providing moral and ethical leadership, nurturing talent, being fiscally responsible in managing resources and

collaborating with others to develop and evolve strategic objectives, create a comprehensive plan of action, and bring the plan to completion through unwavering execution. He has demonstrated success in transportation planning, railroad operations, facilities management and engineering project development and implementation, including sustainability. He has extensive experience in the successful formulation and oversight of major corporate capital investment and development programs and the design/delivery of cost-effective, high-performance technology solutions.

3-Year Work History: More recently, Kirby has served as Vice President, Construction Services for Techno Consult Inc., a NYC Engineering/Construction Management Firm; as a subject matter expert for The Regional Alliance for Small Contractors providing advisory services to small construction firms in the areas of project/program/construction management; as Advisory Board member for r6Catalyst, LLC, a boutique management consulting firm. Sr. VP Operations at Dome Audio – 2019-Present



Davide Ivaldi, Sr. Exec. Dir. Supply Chain

Davide is an Engineer and Supply Chain specialist whose career spans 30 years in Manufacturing, Business Integrations, and Product Lifecycle Management (PLM). After attending the USAF Academy and graduating from Rose-Hulman Institute of Technology in 1991 with an Electrical Engineering degree, Davide filled multiple, industrial automation roles both as a Process and Applications Engineer. He has over 20 years of progressive roles in the Supply Chain arena covering Commodity Management, Systems

Integration, Strategic Outsourcing, M&A due diligence through Startup/Commissioning, and numerous project executions primarily in Consumer Audio, Medical Equipment, and Industrial Instrumentation. As a former Configuration Manager, he has years of experience implementing PLM, Change Management, and Quality Systems. He brings an experienced, keen eye for both technical infrastructure and supplier relationships with an emphasis on maintaining Value & Quality throughout the supply chain.

3-Year Work Experience: Director of Operations at Dome Audio Inc – Jul 2020-Present, Global Strategic Sourcing Manager at Stryker – Jul 2016-Present.



Trevor N. Andersen, Sr. Exec. Dir. Business Development

Trevor is a Senior Operational & Financial leader from the Private Equity sector, he has over 15 years of expertise transforming businesses through proven methodology, including building value initiatives, recharging processes, driving commercial strategies, and enhancing margins. With strong operational finance leadership, Trevor's guides both budding entrepreneurs and companies facing challenging competitive environments. As an experienced Operational & Finance thought leader, Trevor has successfully re-booted 5 diverse businesses, secured over $250M in new and expanded contracts, and helped shape 3 successful company startups. He uses this unique skillset to address underproductive processes and foster cross-functional solutions to focus on competitive advantages and new technologies, driving sales & profitability in a positive direction. Among Trevor's major accomplishments, he served as a Senior Leader for a $3B Private Equity business guiding the Company's profitability via large scale multi state RFP wins and Pricing endeavors on contracts, he was a driving force behind the team that generated margin expansion from $6M to $16M in 3 years. Trevor was responsible for the entire finance function for the largest of the 5 business units spanning over 25 locations.

3-Year Work History: Managing Partner at TRJ Consulting Services LLC – April 2019-Present, Sr. Exec. Director Business Development at Dome Audio Inc. – 2020-Present, Director of Finance & Business Development at Ports America – January 2016-April 2019.



Eric Helmstetter, Sr. Exec. Dir. Packaging Design

Eric Helmstetter is the creative energy behind the 30-year success of Thinkwork Creative, specializing in all things packaging. Recipient of 6 Communicator Awards and 3 Summit Creative Awards, Eric's keen sense of spatial relations helped grow Thinkwork into a nationally recognized firm. His insatiable passion for all things creative has earned him clients such as Mars Wrigley, Crayola, Ferrero Roche, Bayer, TD Ameritrade, Oneida, Sherwin Williams, Maxell, and Coldwell Banker Commercial. A graduate of Kutztown University, Eric cut his teeth at a mid-sized package design firm in Manhattan, where he took on the firm's first computer-generated design project. The company used the notoriety to land clients like Pioneer Electronics and Johnson & Johnson.

3-Year Work History: Dome Audio Inc., Head of Packaging Design, March 2018 to present; Thinkwork Creative, Owner, 2000-Present.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a cotrustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Benjamin White

Securities: 44,125,000

Class: Common Stock

Voting Power: 93.35%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   Dome Audio Inc. was founded in 2017 under the original name of "Dome Beats, LLC". The company's goal is to offer premium audio headphones to consumers worldwide. Dome Audio is the producer of a Surround Sound Bone Conduction Headphone, which provides both open and closed ear listening. Open ear listening allows audio content (music, navigation, news, or podcast) to be heard in full fidelity while simultaneously hearing important ambient sounds in the environment. Closed ear listening is achieved by attaching Dome's noise cancellation covers. Dome Audio holds three patents for its headphone design. Dome Audio plans to sell its products through its website, strategic boutique partnerships and eventually its own boutique stores, positioned strategically around the world. In parallel to establishing a presence in the market, Dome plans to collaborate with other brands, celebrities, ambassadors, and social media influencers to scale its business. Dome Audio currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Dome Audio Inc. Speculative or Risky:

1. If the company is unable to raise additional capital on acceptable terms, it may be unable to complete planned prototypes, testing, production, etc., or otherwise commercialize its products.

2. Because the company expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The company is in an early stage of development and, therefore, has a limited history of operations.

3. Because the company is focused on product development, the company has not generated any product revenues to date. The company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

4. There can be no assurance that the company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

5. The company will require substantial future capital in order to continue to conduct the development and production activities necessary to bring the product to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the company's business, financial condition and results of operations because the company would be left without the capital required to complete product development, or establish sales, marketing and manufacturing capabilities.

6. The company is faced with all of the risks associated with a company in the early stage of development. In addition, the company's business is subject to numerous risks associated with a new company engaged in production of consumer electronics. Such risks include, among other things, competition from well-established and well-capitalized companies, and unanticipated production difficulties such product redesigns, failure to acquire quality components and parts on favorable prices, problems with product quality control, and product recalls.

7. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to

the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means

the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. There is no present market for the Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the

Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

14. Current trends indicate that the economic recovery process will begin soon. However, it is likely to be a slow process, and it will probably take several years to complete recovery, and full growth is achieved. We assess the risk of major depression to be low.

15. There is a high risk that new competitors will arrive in the relevant marketplace. Dome's continuous management improvement strategy and cost control methods will help us to stay on top of customer preference. The headphone customer buying patterns are not likely to significantly change over the next five years. Besides, the population growth predicted in the area will increase the chances to maintain and boost sales.

16. According to expert estimates, the inflation rate is likely to remain under control over the next five years. We have accounted for a 2 percent annual inflation rate. All of Dome's operations are in U.S. dollars, and both equipment and materials are manufactured in the United States and Taiwan. No currency risk is accounted for at the time of this writing.

17. U.S. taxation and economic policy changes: These changes are likely to occur, and it is not clear how they might influence Dome's financial performance. That is another reason why Dome estimates are conservative. This risk is high.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	15,625
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	15,625
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	390,625
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	390,625
Price Per Security	$0.64
Minimum Individual Purchase Amount	$250
Offering Deadline	November 19th, 2021
Use of Proceeds	See Question 9
Voting Power	See Question 14

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Dome Audio Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 9.

9. How does the issuer intend to use the proceeds of this offering?

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	3.5%	$350	3.5%	$8,750
General & Administrative	16.5%	$1,650	16.5%	$41,250
Sales & Marketing	20.0%	$2,000	20.0%	$50,000
Customer Care Experience	10.0%	$1,000	10.0%	$25,000
Rent	5.0%	$500	5.0%	$12,500
Manufacturing	40.0%	$4,000	40.0%	$100,000
Research & Development	3.0%	$300	3.0%	$7,500
Supplies Expense	2.0%	$200	2.0%	$5,000
Total		$10,000		$250,000

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In Dome Audio's case, they will be managing their records on their own unless they decide to do otherwise in the future.

    Stock ownership is recorded in Dome Audio's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

12. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

This is an offering of Common Stock, under registration exemption 4(a)(6), in Dome Audio Inc.. This offering must raise at least $10,000 by November 19th, 2021 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. Dome Audio may issue additional securities to raise up to $250,000, the offering's maximum.

The securities are being issued without voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

Right to Receive Liquidation Distributions:

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences:

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions application to Common Stock.

14. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the securities on behalf of all investors who purchases securities on the PicMii Crowdfunding Portal.

15. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer

- to an accredited investor

- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common stock	52,762,500	45,016,713	Yes	N/A

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The company previously issued convertible debt to early seed investors in the aggregate principal amount of $180,500 ("Convertible Debt"). If converted, the Convertible Debt will dilute your ownership. Other than the Convertible Debt the company has no other outstanding convertible securities, such as options or warrants. The conversion price of the Convertible Debt is not a specific price or formula but is implied to be at market value. We are unable to calculate or advise you how many shares of our common stock will be issued when the debt is converted and therefore, we cannot project the extent of dilution. Some of the Convertible Debt is technically in default because the maturity date has passed. If some of the debt holders demand payment in cash it may deplete the Company's cash resources and decrease the value of your holdings.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? No.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued?

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including?

1. Additional issuances of securities

2. Issuer repurchases of securities.

3. A sale of the issuer or of assets of the issuer

4. Transactions with related parties

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Private Investor (s)	$180,500	7%	December 25, 2020

*All notes can convert to equity at the discretion of the holder.

24. What other exempt offerings has Dome Audio Inc. Conducted within the past three years?

Dome Audio Inc conducted a Regulation Crowdfunding offering relying on Section 4(a)(6) of the Securities Act. This offering was conducted through Netcapital Funding Portal Inc. and completed on November 19, 2020. Dome Audio raised a total of $85,348 from the offering through the sale of common stock.

The proceeds were spent on Research & Development, manufacturing and marketing.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer? Yes. An investment of more than 5% was put towards upgrading Dome's prototyping lab

2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? Yes. An investment of more than 5% was put towards upgrading Dome's prototyping lab.

3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer? No

4. Any immediate family members of any of the foregoing persons. No

Financial Condition of the Issuer

26. Does the issuer have an operating history? Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company started its business operations with effect from December 2017. On reviewing the actual financial statements for the years 2017, 2018 and the four months ended April 30, 2019, the following points have been analyzed: • From the start of operations in 2017 until the issuances of this offering statement, the company has been in R&D mode and the company has made no actual sales. For the year 2017 and 2018, the company had a positive cash balance of $5,856 and $5,499, respectively. • The owner, Ben White is himself putting funds into the business which he might have arranged from his own savings or from other sources such as debt from third parties. • The Company has raised private funding of $ 180,500. The Company has raised equity crowdfunding capital of $ 85,324 through the sales of common stock under section 4A6 (Netcaptal). The investment is structured as notes payable and will convert to shareholders. • There is manufacturing cost pending. All the expenses mentioned in the income statement consist of development and allied expenses; the major expenses incurred on web hosting, Prototyping, supplies expenses, professional fees, travel, meals, prototyping supplies, and other expenses. • No significant contracts have been executed thus, no change in business operations, supplies or fulfillment as of the date of this offering statement. • The company is in the launch phase and investing in its product preproduction and commercial launch and as such is currently showing a net loss.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of

securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. In connection with the purchase or sale of securities?

    ii. Involving the making of any false filing with the commission?

    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. In connection with the purchase or sale of any security?

    ii. Involving the making of any false filing with the Commission?

    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. At the time of the filing this offering statement bars the person from:

        1. Association with an entity regulated by such commission, authority, agency, or officer?

        2. Engaging in business of securities, insurance, or banking?

        3. Engaging in savings association or credit union activities?

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?

    ii. Places limitations on the activities, functions, or operations of such person?

    iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

    ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

    Dome Audio Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: Domeaudio_certificateofincorporation.pdf

Corporate Bylaws: Domeaudio_corporatebylaws.pdf

Opportunity:

Offering Page: Exhibit B

Financials:

Additional Information: Domeaudio_otherfinancial.pdf

31. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.domeaudioinc.com/.

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding.

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities.

- or the issuer liquidates or dissolves its business in accordance with state law.

Exhibit A

Financial Statements

Dome Audio, Inc.

I, Benjamin White, the Founder and Chief Executive Officer of Dome Audio Inc, hereby certify that the financial statements of Dome Audio Inc and notes thereto for the periods from January 1st 2020 to December 31st, 2020 included in this Form C Offering statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period. Financial information certified by the principal executive officer of Dome Audio Inc has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule §227.201(bb).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of July 2021.

X _____

Benjamin White
Founder and CEO

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.
Balance Sheets
(Unaudited)

	December 31, 2020		December 31, 2019	
ASSETS				
Cash and cash equivalents	$	8,222	$	10,651
Inventory		36		36
Total current assets		8,258		10,687
Property and equipment, net		4,179		5,609
Total assets	$	12,437	$	16,296
LIABILITIES AND SHAREHOLDERS' DEFICIT				
Accrued interest payable		15,728		7,864
Notes payable		310,055		306,135
Fee payable		4,182		-
Total current liabilities	$	329,965	$	313,999
Commitments and contingencies		-		-
Members' equity		-		-
Common stock, par value $0.0001; 52,762,500 shares authorized, 50,000,000 issued and outstanding		5,000		5,000
Paid-in-capital		143,739		11,032
Accumulated deficit		(466,267)		(313,735)
Total shareholders' deficit		(317,528)		(297,703)
Total liabilities and shareholders' deficit	$	12,437	$	16,296

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020		For the year ended December 31, 2019	
Cash flows from operating activities:				
Net loss	$	(152,532)	$	(128,571)
Depreciation		1,430		1,919
Increase/decrease in accrued interest payable		7,864		-
Increase/decrease in fee payable		4,182		-
Change in operating assets and liabilities		-		-
Inventory		-		(36)
Net cash used in operating activities		(139,056)		(126,688)
Cash flows from investing activities:				
Purchase of property and equipment		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Note proceeds, net repayments		-		152,935
Capital distributions		-		(37,127)
Members' contributions		13,374		-
Paid- in-capital		132,707		11,032
Net cash provided by financing activities		146,081		126,840
Net cash increase for period		7,025		152
Cash at the beginning of the period		5,651		5,499
Cash at end of period	$	12,676	$	5,651
Supplement disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	-	$	-
Interest	$	-	$	-

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.

Statement Of Change In Shareholder's Deficit
For The Years Ended December 31, 2020 And
2019
(Unaudited)

	Dome Audio, LLC	Dome Audio Inc.					
	Members' Equity	Common Stock		Paid-in-capital	Accumulated Deficit	Total Shareholders' deficit
		Shares	Amount			
Balance, December 31, 2018	$ (148,037)	–	$ –	$ –	$ –	$ –
Capital distributions	(37,127)					
Conversion to corporation Issuance of Founder Shares	185,164	50,000,000	5,000	11,032	$ (185,164)	$ (169,132)
Net Loss					(128,571)	(128,571)
Balance, December 31, 2019	–	50,000,000	5,000	11,032	(313,735)	(297,703)
Members' Contributions	13,374					–
Capital Contributions				132,707		132,707
Net Loss					(152,532)	(152,532)
Balance, December 31, 2020	$ 13,374	50,000,000	$ 5,000	$ 143,739	$ (466,267)	$ (317,528)

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue		
Revenue	$ –	$ –
Expenses		
General and administrative expenses	104,680	109,013
R&D	2,119	5,382
Sales and marketing	4,551	3,912
Travel	3,500	4,448
Interest expenses	8,189	–
Other expenses	29,494	5,816
Total expenses	152,532	128,571
Net profit/ (loss) before tax	(152,532)	(128,571)
Provision from income tax	–	–
Net profit/(loss)	$ (152,532)	$ (128,571)

Exhibit B

Offering Page

Dome Audio



The basic design and function of headphones have not changed since first invented in 1910. After 110 years, a revolutionary headphone experience by Dome Audio has emerged. The design is triple patented with Surround Sound, Bluetooth, and Bone Conduction. The IP also includes interchangeable noise isolation Dome Covers with limitless fashion designs. Dome is "The Future of Sound."





Company Website   Pre-Order Now   SAVE DEAL ●

Progress: **296 %**

Funding Raised

$29,667.12

Funding Goal

$10,000-$250,000

Days Remaining

60 Days

Privacy & Cookies Policy

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Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Business Description

Dome Audio is the multi-patent holder of the world's first Quad Bone Conduction, Bluetooth headphones with noise cancelation, detachable Dome Covers. Dome's technology inherently combines a unique audio experience with limitless fashion capability and brand collaborative opportunities (via licensing, i.e., mobile billboards, a.k.a headphone real estate) in one unmistakable design. Music lovers from all walks of life will instinctively love the features and versatility. At the same time, celebrities and brands admire the possibilities of seamlessly collaborating via showcasing their brand with a ubiquitous technology platform found only with Dome Audio.

Dome Audio's USPTO Granted IP: Trademarks, No. 87,924,765, No. 87-557-478 Patents, US D897,986 S, US D884,670 S, US D902,888 S.

The company has raised more than $500,000 to date and has established a veteran executive team and a global manufacturing partner with VTech. Reinvestments in the company have provided state of the art, in-house, rapid prototyping, to include 3D modeling and printing, electronic software, and app beta development, as well as an in-house digital infrastructure, to manage and scale the company's digital media and marketing needs, hence preempting significant marketing capital expenses.

Dome Audio's media assets include grammy producers, celebrities, ambassadors, and influencers, as part of its strategic marketing plan to achieve market share through an ever-evolving customer base via scarcity marketing campaigns, digital banner ads, social media promotion campaigns, direct to consumer engagement, and nationwide pop-up shop promotion events.



Security Type:

Equity Security

Price Per Share

$0.64

Shares For Sale

390,625

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

Oct 31st, 2021

Minimum Investment Amount:

$250

Target Offering Range:

$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Problem

Headphones have become a permanent accessory for most people. During workouts, commutes, or even sitting at a desk, many people constantly listen to music, podcasts, Clubhouse, and various other media. Analytics suggest headphones are the fifth most consumed tech product on the market.

Having headphones in all of the time causes two problems:

1. Wearing headphones all the time can be damaging to our ears.

2. Headphones are distracting, leading to dangerous situations, especially when behind the wheel of a car.

Dome headphones' "open-ear" listening capability solves the problem of "closed-ear" headphone listening. On, in, and over-the-ear headphones (an intrinsic feature in all headphone brands on the market) pose two potential health and injury problems.

Hearing Degradation

Headphones that go over the listener's ears can damage hearing if used at high volumes for long periods. They are not as much of a risk as earbuds: Having the sound source in your ear canal can increase a sound's volume by 6 to 9 decibels — enough to cause some problems.

Headphones can cause damage to your ears the same way other loud noises do, resulting in what audiologist's call "noise-induced hearing loss." Over time, the sounds from your headphones cause the hair cells in the cochlea to become stressed and fatigued. If they do not get time to recover, the damage can be permanent. Headphones do not even have to be extremely loud to damage your ears.

Injuries or Death from Distraction

According to recent studies, pedestrians killed or injured while wearing headphones have more than tripled in six years. More than half of the vehicles involved in the accidents were trains. Lichtenstein said that based on the data they collected, it is unclear whether these pedestrians were crossing train tracks. 70 percent of accidents resulted in deaths. Roughly 90 percent occurred in large cities. About a third of the vehicles' drivers reported sounding a horn as a warning before the crash.



Solution

Dome Audio's multi-patented headphones provide open and closed ear (when suitable) listening options and therefore radically reduces SA (Situational Awareness) deficits and subsequent bodily injuries associated with conventional (closed-ear) headphones, without compromising a full-fidelity audio experience, only found, until now, with conventional headphones. Dome's technology also solves the aesthetic limitations inherent in conventional headphones via its Dome "noise isolation" Covers. Not only can its fashionable look and design be changed instantly, but the option to go private (block out ambient noise), when appropriate, is just a click, click (pop on Covers) away.

Dome's four speakers (open ear system) allows audio content, e.g., music, navigation, news, or podcast, to be heard in full fidelity (unlike leading brands in bone conduction headphones having two speakers) while simultaneously hearing important ambient sounds in the environment. Dome headphones provide novel health and environmental safety features.



Business Model

Dome Audio deploys the 3 C's of Scarcity Marketing: Control, Cool, and Collaborations. Control: Dome intends to control its supply with limited product releases, thereby enticing consumer demand while proliferating its brand presence. Cool: Dome hopes to use its "Cool" factor to create a cult-like following to its products. Collaborations: Dome plans to collaborate with fashion brands, pop culture, influencers, ambassadors, athletes, and celebrities to transcend conventional headphones. As a result of the 3 C's, Dome Audio plans to touch a broad spectrum of collaborators across various industries, thereby benefiting from collaborators' social media following and subsequently optimizing Dome's brand equity. Dome Audio generates revenue via direct-to-consumer e-commerce.



Traction & Customers

Recent success for Dome Audio includes new strategic partnerships with 6X Grammy-winning producer and engineer, "Bonzai" Caruso, as well as 5X Grammy-winning producer, Stephen "Di Genius" McGregor, manufacturing partnership with a multi-billion-dollar global firm, VTech, strategic partners in the e-commerce space, brand asset development space, hard of hearing space, 3PL product fulfillment, and celebrity/brand acquisition space.

Completed Milestones

Electronics Development
Designed schematic circuit with Bill of Materials (BOM)
Designed Printed Circuit Board (PCB)
Received independent design review.
Received initial PCB prototypes.
Developed firmware and software.
Enclosure/Mechanical Development
3D computer models.
Prepared 3D model for high-pressure injection molding
Designed retail packaging.
Prototyped packaging
Developed Asset Portfolio
Created, tested, and implemented Facebook advertising.
Initiated negotiations with brand influencers and brand ambassadors

Investors

Dome has raised more than $400,000 from founding investors.



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Terms

This is an offering of Common Stock, under registration exemption 4(a)(6), in Dome Audio Inc.. This offering must raise at least $10,000 by Oct 31st, 2021 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. Dome Audio may issue additional securities to raise up to $250,000, the offering's maximum.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market Projection

The basic design and function of headphones had not changed since 1910 when Nathaniel Baldwin invented the first headphones. Over 100 years later, Apple acquired Beat's headphones, i.e., essentially the same design and function as Nathaniel Baldwin's original headphones, for 3.3 Billion dollars, in 2014.

Market Opportunity

Dome Audio created a multi-patented headphone with a unique ergonomic design and features to include quad fidelity, bone conduction speakers, detachable noise isolation covers, Bluetooth communication, and a mobile app.

Dome headphone's initial market entry is the 48% (almost 50%) of the market currently occupied by "others" (no name brands).





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Competition

Based on analysis of the "over the head" headphone industry and competitive trends, Beats and Bose are the main relative competitors of Dome headphones. Both Beats and Bose have firmly established brands and will likely continue to maintain their market share. Apple is not nearly as recognized for "over the head" headphones and is not a strong contender in that market segment.

Unique to the Competition

Design Features: Dome headphones' aesthetic design is unlike any headphone on the market. The ergonomic fit that wraps around the ears is an obvious attention-getter.

Fidelity Features: Dome's four-point bone conduction transducers are placed around the ear instead of on, over, or in the ear. It is the first over-the-head, bone conduction headphone with more than two bone conduction speakers.

Versatility Features: Dome is the first headphone with detachable noise isolation covers. This feature allows open or closed mode listening. Dome Covers can easily change its fashionable look, i.e., color, features, and brand logos, on the fly.

Audio-wear Features: Dome Covers are an optimal platform for logo collaborations with notable fashion, auto, sports, and entertainment brands. Dome Audio has cracked the code on co-branding.

Brands and Influencers: Always seeking new ways to be relevant and stand out.

Brands love novel exposure in saturated markets, and influencers, from actors to athletes, always seek products that elevate their value. Headphones, the fifth most sold consumer electronic product, are ubiquitous, and for the most part, Bose, Beats, and Apple are brands garnering the most exposure. Many brands, such as Supreme, would likely engage in high-tech real estate, worn on consumers' heads, to promote their brand equity. Until the emergence of Dome Audio's triple patented technology, there has not been a headphone product that offers brands seamless exposure and endless opportunities.



Ben White
Chief Executive Officer/Chief Technical Officer
Background

Ben is the founder and IP developer of Dome Audio, Inc. He has over 20 years' experience in the Music Industry as a Producer, Song Writer, Musician, Engineer and Serial Entrepreneur. Ben holds multiple patents in technology and a Bachelor's Degree in Metaphysical Science and is responsible for providing the company's leadership and intellectual property. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90s. In 2002, he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. By 2004, the Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist, and in that same year, he placed as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise, New York.



Tim Wright
Chief Strategy Officer
Background

Tim Wright personifies the meaning, "More Than An Athlete". Throughout his career at Rutgers University as a student-athlete, he maintained high honors with a niche focus in sociology. After graduating, he went on to the NFL, earning record-breaking success and was instrumental in winning a Super Bowl with a world-class organization in the New England Patriots, catching 6 touchdowns from legendary Tom Brady during that season. Wright is a visionary and strategic thinker who is in sync with social behavior and societal trends. Being an entrepreneur and enthusiast of the world's most successful business models has afforded him insight and foresight to implement strategies that optimize consumer engagement and market growth. His understanding of consumer psychology and business tactics helps deliver productive and successful outcomes.



Christopher Chambers
Chief Financial Officer
Background

Chris is a graduate of the U.S. Military Academy at West Point (BS, Engineering) and the Wharton School of Business (MBA, dual degrees in Finance & Multinational Management). Mr. Chambers founded a growing simulation company, Serious Simulations, which has paved new technological ground in the fields of Virtual and Augmented Reality for training. He also was a key leader at Laser Shot, Inc. (a military Simulation company), where he served in various positions, including President, Chief Development Officer (CDO), and Vice President for Corporate Strategy and Business Development. The company experienced a tripling of annual revenue (to $27 M), with an additional contract backlog with $21M profit. Throughout his experiences in high growth companies, Mr. Chambers choses to retain direct responsibility for all Business Development activities. He booked many strategic contracts and subcontracts worth dozens of millions of dollars including two DOD Programs-of-Record worth over $54 Million.



Davide Ivaldi
Sr. Exec. Dir. of Supply Chain
Background

Davide is an Engineer and Supply Chain specialist whose career spans 30 years in Manufacturing, Business Integrations, and Product Lifecycle Management (PLM). After attending the USAF Academy and graduating from Rose-Hulman Institute of Technology in 1991 with an Electrical Engineering degree, Davide filled multiple, industrial automation roles both as a Process and Applications Engineer. He has over 20 years of progressive roles in the Supply Chain arena covering Commodity Management, Systems Integration, Strategic Outsourcing, M&A due diligence through Startup/Commissioning, and numerous project executions primarily in Consumer Audio, Medical Equipment, and Industrial Instrumentation. As a former Configuration Manager, he has years of experience implementing PLM, Change Management, and Quality Systems. He brings an experienced, keen eye for both technical infrastructure and supplier relationships with an emphasis on maintaining Value & Quality throughout the supply chain.



Eric Helmstetter
Sr. Exec. Dir. of Packaging Design
Background

Eric Helmstetter is the creative energy behind the 30-year success of ThinkWork Creative, specializing in all things packaging. Recipient of 6 Communicator Awards and 3 Summit Creative Awards, Eric's keen sense of spatial relations helped grow ThinkWork into a nationally recognized firm. His insatiable passion for all things creative has earned him clients such as Mars Wrigley, Crayola, Ferrero Roche, Bayer, TD Ameritrade, Oneida, Sherwin Williams, Maxell, and Coldwell Banker Commercial. A graduate of Kutztown University, Eric cut his teeth at a mid-sized package design firm in Manhattan, where he took on the firm's first computer-generated design project. Six short years later he left NY to partner with longtime friend Michael Pfeiffer in the launch of their ad agency Pfeiffer Helmstetter Design. The agency quickly gained recognition when they entered and won Scholastic Magazine ad design contest, "Keep Our Kids in School". Written up in Ad Weekly as a "fresh new agency with big ideas". The duo used the notoriety to land clients like Pioneer Electronics and Johnson & Johnson

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Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Legal Company Name

Dome Audio

Location

47 US Highway 46
Unit #7
Hackettstown, New Jersey
07840

Number of Employees

5

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

April 16, 2019

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